Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

December 17, 2004

Division of Corporation Finance

Securities and Exchange Commission

Attn: Abby Adams, Special Counsel – Office of Mergers and Acquisitions

405 Fifth Avenue, N.W.

Washington, DC 20549

Re:	Amendment No. 1 to Schedule 14D-9 of Wells Real Estate Investment Trust, Inc.

Filed December 17, 2004

Dear Ms. Adams:

In connection with the filing made by Wells Real Estate Investment Trust, Inc. (the “Company”) of the Schedule 14D-9 referenced above, please be advised that the Company acknowledges that the disclosure contained in the filing, and the accuracy and adequacy of such disclosure, is the responsibility of the Company. The Company further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in acknowledging the effective date thereof, does not foreclose the Commission from taking any action with respect to the filing, and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing.

The Company also represents to the Commission that, should the Commission declare the above-referenced Schedule 14D-9 effective or accelerate the effective date thereof, the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Douglas P. Williams
Douglas P. Williams Executive Vice President